AH
3/16/2004

04002110

CM

S COMMISSION
49

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 26 2004 MAIL PROCESSING WASH, D.C.

SEC FILE NUMBER
8- 30977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SECURITIES NORTHWEST, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18824 SE. Mildred Street
(No. and Street)

Milwaukie, (City) Oregon (State) 97267 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ben Johnson 503/723-4404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON & LIEBSWAGER, P.C.
(Name – *if individual, state last, first, middle name*)

15405 SW. 116th Avenue, Suite 105 (Address) King City, (City) Oregon (State) 97224 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25/17

OATH OR AFFIRMATION

I, Ben Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST SECURITIES NORTHWEST, INC., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ERIN A. BENNETT
NOTARY PUBLIC-OREGON
COMMISSION NO. 363095
MY COMMISSION EXPIRES NOV. 18, 2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Report of independent certified public accountants on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

MORRISON & LIEBSWAGER, P.C. [70]

ADDRESS Number and Street	City	State	Zip Code
15405 SW. 116th Avenue, Suite 105 [71]	KING CITY, [72]	OREGON [73]	97224 [74]

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FIRST SECURITIES NORTHWEST, INC.
STATEMENTS OF FINANCIAL CONDITION

	At December 31 2003	2002
ASSETS		
Cash	$167,050	$107,585
Receivables from broker dealers	17,965	0
Receivables, inventory positions at clearing corporation	103,605	76,735
Receivables from non-customers	3,604	13,511
Deposits with clearing organizations	99,979	124,033
Furniture, equipment at cost - net of accumulated depreciation of $80,055 and $74,455 respectively	2,212	7,112
Prepaid expenses	10,064	8,916
Deferred tax benefit	11,062	19,088
Investments (at cost)	20,104	20,104
TOTAL ASSETS	$435,645	$377,084
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued liabilities	$ 839	$ 9,536
Payables, inventory positions at clearing corporation	103,605	76,735
TOTAL LIABILITIES	104,444	86,271
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000 shares authorized and issued	11,500	11,500
Additional paid-in capital	379,280	379,280
Retained earnings	(59,579)	(99,967)
Total stockholder's equity	331,201	290,813
	$435,645	$377,084

See accompanying notes and accountants' audit report.